UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 18, 2018

CANCER GENETICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35817	04-3462475
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Route 17 North 2nd Floor, Rutherford, New Jersey 07070

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code (201) 528-9200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined by Rule 405 of the Securities Act of 1933 (17 §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [X]

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On September 18, 2018, Cancer Genetics, Inc. (“CGI” or the “Company”), a Delaware corporation, Wogolos Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of the Company (“Merger Sub”), and NovellusDx Ltd., a privately-held company formed under the laws of the State of Israel (“NDX”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge (the “Merger”) with and into NDX, with NDX becoming a wholly owned subsidiary of the Company and the surviving company of the Merger (the “Surviving Company”). The Merger is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the share capital of NDX will be converted into the right to receive an aggregate number of shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”), equal to 49% of the fully-diluted aggregate number of shares of the Company Common Stock calculated immediately following the Effective Time (including, among other things, shares issuable upon the conversion of the Convertible Promissory Note, dated July 17, 2018, issued by CGI in favor of Iliad Research and Trading, L.P. and shares issuable upon the exercise of CGI options and warrants, determined using the treasury stock method) (the “Post-Closing Shares”), and the securityholders of the Company as of immediately prior to the Merger will own 51% of the aggregate number of Post-Closing Shares. The exact number of shares of Company Common Stock that will be issued to NDX securityholders will be fixed immediately prior to the Effective Time to reflect the Company’s capitalization as of immediately prior to such time. The foregoing percentages will be determined prior to giving effect to the Private Placement, as defined below.

All outstanding NDX options and warrants, whether vested or unvested, that have not previously been exercised prior to the Effective Time must either be exercised for the issuance of NDX ordinary shares prior to the Effective Time or shall terminate and be cancelled as of the Effective Time, and in any event will not be assumed by the Company or the Surviving Company.

At the Effective Time, the Board of Directors of the Company will consist of seven members, three of whom will be directors designated by the Company, three of whom will be directors designated by NDX and one of whom will be Dr. Charles Woler, the Chairman of the Board of NDX, who will serve as Chairman of the Company’s Board of Directors. Immediately after the Effective Time. John A. Roberts, President and Chief Executive Officer of the Company, will be President and Chief Executive Officer of the combined company.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and NDX, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and NDX, indemnification of directors and officers, and the Company’s and NDX’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger. Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and NDX, the closing of the Private Placement, the combined company having available cash of at least $20 million at the Effective Time (inclusive of amounts raised in the Private Placement and advanced under the Credit Agreement, as defined below, but exclusive of the Company’s cash) and a favorable ruling on the Merger and the transactions related thereto from the Israel Tax Authority.

The Merger Agreement contains certain termination rights for both the Company and NDX, including the right of the Company and NDX to terminate the Merger Agreement in order to accept a superior proposal. In addition, either the Company or NDX may terminate the Merger Agreement if the Merger is not consummated on or before March 31, 2019 (the “End Date”), provided that the End Date may be extended by either party for up to 90 days in the event that (w) the Form S-4 (as defined in the Merger Agreement) is still being reviewed or commented on by the Securities Exchange Commission (the “SEC”), (x) the CGI Stockholders’ Meeting (as defined in the Merger Agreement) has not yet occurred, (y) the mandatory 30 day waiting period under Israeli Law (as defined in the Merger Agreement) has not lapsed or (z) the Israeli Tax Ruling (as defined in the Merger Agreement) has not been obtained. In connection with the termination of the Merger Agreement under specified circumstances, NDX may be required to pay to the Company a termination fee of $0.8 million plus expenses of up to $450,000, or the Company may be required to pay to NDX a termination fee of $0.8 million plus expenses of up to $450,000.

In accordance with the terms of the Merger Agreement, (i) the officers and directors of the Company have entered into voting agreements with NDX (the “CGI Voting Agreements”), and (ii) certain stockholders of NDX have entered into voting agreements with the Company (the “NDX Voting Agreements,” together with the CGI Voting Agreements, the “Voting Agreements”). The Voting Agreements place certain restrictions on the transfer of the shares of the Company and NDX held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the Merger. In addition, the stockholders of CGI and NDX that have signed Voting Agreements are required to sign agreements upon the consummation of the Merger restricting the transfer of shares of Company Common Stock for a limited period of time.

The preceding summary of the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, the form of NDX Voting Agreement and the form of CGI Voting Agreement, which are filed as Exhibits 2.1, 99.1 and 99.2, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference.

Credit Agreement

In connection with the signing of the Merger Agreement, on September 18, 2018, the Company entered into a Credit Agreement (the “Credit Agreement”) with NDX, pursuant to which NDX agreed to loan the Company up to $2,300,000. The aggregate commitment under the Credit Agreement is issuable in two advances, the first of which, for $1.5 million, was extended on the date of the execution of the Credit Agreement, and the second of which, for $800,000, is issuable on or after the date that the Company files the Form S-4 (as defined in the Credit Agreement) with the SEC, subject to certain conditions. The Company anticipates using the proceeds of such loans for general working capital.

The Credit Agreement is the general unsecured obligation of the Company and is subordinated in right of payment to the Amended and Restated Loan and Security Agreement between the Company, certain of its wholly-owned subsidiaries and Silicon Valley Bank, dated March 22, 2017, as amended (the “SVB Loan”), and to the Loan and Security Agreement between the Company, certain of its wholly-owned subsidiaries and Partners for Growth IV, L.P., dated March 22, 2017, as amended (the “PFG Loan” and, together with the SVB Loan, the “Senior Debt”), provided that amounts owed by the Company to NDX under the Credit Agreement may be repaid before repayment of the Senior Debt upon certain types of termination of the Merger Agreement. Interest accrues on the outstanding balance under the Credit Agreement at 10.75% per annum, and matures upon the earliest of (i) the End Date and (ii) the date on which the Merger Agreement is terminated in accordance with its terms (or 90 days thereafter in the case of certain causes for such termination). Upon the occurrence of an event of default, interest accrues at the lesser of 21% per annum and the maximum rate permitted by applicable law. The Credit Agreement contains customary default provisions, including provisions for potential acceleration, and covenants, including negative covenants regarding additional indebtedness, asset sales, investments and dividends.

Upon certain events of default under the Credit Agreement, NDX may convert all, but not less than all, of the outstanding balance under the Credit Agreement into shares (the “Conversion Shares”) of Company Common Stock at a conversion price of $0.606 per share (a “Conversion”).

In connection with the Credit Agreement, on September 18, 2018, the Company entered into a promissory note (the “Note”), evidencing the loans made under the Credit Agreement, and a registration rights agreement (the “Credit Agreement Registration Rights Agreement”), pursuant to which the Company has agreed to file, within 45 days after the Company receives notice of a Conversion, one registration statement on Form S-3 (or, if Form S-3 is not then available to the Company, such form of registration that is then available to effect a registration for resale of the subject securities) covering the resale of all Conversion Shares.

The Company relied on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the offer of the Conversion Shares.

The foregoing description of the Credit Agreement, the Note and the Credit Agreement Registration Rights Agreement, is only a summary and is qualified in its entirety by reference to the full text of the Credit Agreement, the Note and the Credit Agreement Registration Rights Agreement, copies of which are filed as Exhibits 10.1, 10.2 and 10.3 to this Current Report on Form 8-K, and which are incorporated herein by reference.

Private Placement

In connection with the signing of the Merger Agreement, on September 18, 2018, the Company entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which it agreed to sell and issue (the “Initial Equity Subscription”) to the purchasers thereunder, all of whom are current NDX shareholders, in a private placement pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder thereunder a total of 8,509,891 shares of Company Common Stock (the “Shares”) and purchase warrants to purchase an aggregate of up to approximately 6,382,418 shares of Company Common Stock (the “Warrants”) for an aggregate purchase price of approximately $8.6 million, with the Shares and Warrants being sold together in a fixed combination of one Share and one Warrant to purchase 75% of a share of Company Common Stock, at a price of $1.01 per Share and related Warrant. In addition, the Company and NDX may continue to solicit additional subscriptions pursuant to the Purchase Agreement after the date of the Initial Equity Subscription and prior to the closing thereof (such additional subscriptions, together with the Initial Equity Subscription, collectively, the “Private Placement”), on the same terms as the Initial Equity Subscription. The closing of the Private Placement is conditioned upon, and will occur immediately following, the Merger.

The Warrants will be exercisable for five years beginning on the closing date at an initial exercise price of $1.01 per share, subject to adjustment in certain customary circumstances. The Warrants may be exercised on a cashless basis.

Upon the closing of the Private Placement, the Company will enter into a registration rights agreement (the “Registration Rights Agreement”) with the investors in the Private Placement, pursuant to which the Company will be required to file, within 45 days of the closing, one registration statement on Form S-3 (or, if Form S-3 is not then available to the Company, such form of registration that is then available to effect a registration for resale of the subject securities) covering the resale of the Shares and the shares of Company Common Stock issuable upon exercise of the Warrants.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2018.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Item 1.01 of this Report under the heading “Credit Agreement” is incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report under the headings “Credit Agreement” and “Private Placement” is incorporated herein by reference.

Item 8.01. Other Events.

On September 18, 2018, CGI and NDX disseminated a joint press release announcing entry into the Merger Agreement, Credit Agreement and Purchase Agreement described in Item 1.01 of this Current Report on Form 8-K. A copy of the press release is attached as Exhibit 99.3 and is incorporated into this Item 8.01 by reference. In addition, on September 18, 2018, John A. Roberts, President and Chief Executive Officer of the Company, sent an email to all of the employees of the Company regarding the Merger. A copy of the email is attached as Exhibit 99.4 and is incorporated into this Item 8.01 by reference.

The Merger Agreement, form of CGI Voting Agreement, form of NDX Voting Agreement, Credit Agreement, Note and Credit Agreement Registration Rights Agreement have each been included as an exhibit to this Current Report to provide the Company’s stockholders with information regarding their terms. The assertions embodied in the representations and warranties contained in the Merger Agreement and Credit Agreement are qualified by information in confidential disclosure schedules delivered by the parties in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties contained in these agreements were made as of a specified date; may have been made for the purposes of allocating contractual risk between the parties to such agreements; and may be subject to contractual standards of materiality different from what might be viewed as material to the Company’s stockholders. Accordingly, the representations and warranties in these agreements should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company or any other parties thereto at the time they were made. The information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the Securities and Exchange Commission, or the SEC. Information concerning the subject matter of the representations and warranties may change after the date of these agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures. These agreements should not be read alone, but should instead be read in conjunction with each other and other information regarding the Company.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act) concerning CGI, NDX, the Merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of CGI, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of CGI and NDX to consummate the Merger; the ability of CGI or NDX to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in CGI’s most recent Annual Report on Form 10-K, CGI’s recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed, each as filed with or furnished to the SEC. CGI can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, CGI undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement. In connection with the proposed transaction between CGI and NDX, CGI intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. CGI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGI, THE MERGER AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by CGI with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by CGI with the SEC by contacting Cancer Genetics, Inc., 201 Route 17 N., 2nd Floor, Rutherford, NJ 07070, Attention: Corporate Secretary or via e-mail at ir@cgix.com. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Participants in the Solicitation

CGI and its directors and executive officers and certain of its other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about CGI’s directors and executive officers is included in CGI’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on April 2, 2018, and the Form 10-K/A filed with the SEC on April 30, 2018. Additional information regarding these persons and their interests in the Merger will be included in the proxy statement relating to the Merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

As described above, the following exhibits are furnished as part of this report:

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated September 18, 2018, by and among Cancer Genetics, Inc., NovellusDx Ltd. and Wogolos Ltd.

10.1	Credit Agreement, dated September 18, 2018, by and between Cancer Genetics, Inc. and NovellusDx Ltd.

10.2	Promissory Note, dated September 18, 2018, in favor of NovellusDx Ltd.

10.3	Registration Rights Agreement, dated September 18, 2018, by and between Cancer Genetics, Inc. and NovellusDx Ltd.

99.1	Form of Voting Agreement, by and between Cancer Genetics, Inc. and certain stockholders of NovellusDx Ltd.

99.2	Form of Voting Agreement, by and between NovellusDx Ltd. and Cancer Genetics, Inc.’s directors and officers.
99.3	Joint Press Release of Cancer Genetics, Inc. and NovellusDx Ltd., dated September 18, 2018.

99.4	Email to the employees of Cancer Genetics, Inc., dated September 18, 2018.

*	The schedules and exhibits to the merger agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cancer Genetics, Inc.

Date: September 21, 2018	/s/ John. A Roberts
	Name:	John A. Roberts
	Title:	Chief Executive Officer